UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: July 2011
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
 (Translation of registrant's name into English)

94 Em Hamoshavot Road
Petach Tikva 49527, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

Attached hereto and incorporated by reference herein is the registrant's press release issued on July 28, 2011 announcing earnings results of its second quarter ended June 30, 2011.

The GAAP financial statements in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839, 333-166028 and 333-173200) and Form F-3 (registration number 333-166046) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports  subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD. (Registrant)

By:	/s/ Shmuel Arvatz
Name:	Shmuel Arvatz
Title:	Executive Vice President and
Chief Financial Officer

Date: July 28, 2011

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink /Chi-Chi Millaway
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206 / 212-896-1269
Noa.Schuman@clicksoftware.com	rfink@kcsa.com / cmillaway@kcsa.com

ClickSoftware Reports Record Revenues for the Second Quarter Ended June 30, 2011

Quarterly Revenues Up 18% Year-Over-Year, Reaching $20.7 Million

BURLINGTON, MA, July 28, 2011 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced results for the second quarter ended June 30, 2011.

For the second quarter ended June 30, 2011, total revenues were $20.7 million, up 18% from $17.6 million in the second quarter of 2010. Net income for the second quarter of 2011 was $2.6 million, or $0.08 per fully diluted share, compared to net income of $2.4 million, or $0.07 per fully diluted share, for the same period last year.

Non-GAAP net income for the quarter was $3.5 million, or $0.11 per fully diluted share, compared to $3.3 million, or $0.10 per fully diluted share, for the same period last year.

Software license revenues for the second quarter of 2011 were $6.1 million, down 3% compared with software license revenues of $6.2 million for the same period last year. Service and maintenance revenues were $14.6 million, up 29% compared with service and maintenance revenues of $11.3 million in the same period last year.

Gross profit in the second quarter of 2011 was $13.5 million, or 65% of revenues, compared to $10.8 million, or 62% of revenues, in the same period last year.

Cash, cash equivalents and short and long-term investments at the end of the second quarter of 2011 increased to $56.4 million from $51.9 million at the end of the first quarter of 2011. Net cash provided by operating activities was $6.6 million during the second quarter of 2011. During this quarter the Company paid its first quarterly dividend payment in the amount of $2.5 million.

Management Commentary
“We are pleased with the strong financial performance of the second quarter.  Revenues reached a record level of $20.7 million, and we continued to generate positive cash flow from operations.  We also remain committed to investing in our business, and the launch of the ClickAppStore furthered our aim to become a market leader for mobile business apps,” commented Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO.  “We are winning new business in competitive situations and are confident about our future prospects.  The market’s increasing demand for workforce and service optimization as well as for mobility solutions keeps us optimistic that we can continue to grow our business and take it to the next level.”

Outlook
The Company reiterates the previously provided full year 2011 guidance of revenues in the approximate range of $81.5 to $85.0 million, representing about 15% to 20% growth over 2010.

Cash Dividend
The Board of Directors, at its meeting on July 25, 2011, set the dates for the second quarterly dividend payment of $0.08 per ordinary share. The record date will be August 11, 2011 and the payment date will be August 25, 2011. The dividend will be paid net of any required tax.

On April 28, 2011, the Company announced that its Board of Directors approved the distribution of a $0.32 per share dividend to be distributed quarterly in four equal payments.

Annual Shareholders Meeting
The Company also today announced that at its Annual Shareholders Meeting held on July 21, 2011, all items on the agenda as set forth in the proxy statement furnished on Form 6-K with the U.S. Securities and Exchange Commission on June 8, 2011, were approved.

Investors Conference Call
ClickSoftware will host a conference call today at 9:00 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community.  To participate, please call (888) 668-9141 and ask for the ClickSoftware conference call.  International participants, please call +972-3-918-0609.  The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com.  A replay of this webcast will be available on the ClickSoftware website. Alternatively, a telephone replay of the call will be available for a week or by calling (888) 326-9310 (international callers can dial +972-3-925-5901).

About ClickSoftware
ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.
As the pioneers of the ‘W6’ concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage over 250,000 resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific.

For more information, please visit www.clicksoftware.com or follow us on Twitter, the content of which is not part of this press release.

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future.  Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.  The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.  Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements
This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and future rates of growth and expectations of future cash flows and dividends. For example, when we discuss our “Outlook” for 2011 revenues, continued growth in 2011, future prospects and potential market demand and the Company’s market leadership, we are using forward-looking statements. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook,  more attractive investments than dividends that may become available, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2010 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	June 30, 2011		June 30, 2010
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$6,066	29%	$6,249	36%
Services	14,601	71%	11,333	64%
Total revenues	20,667	100%	17,582	100%
Cost of revenues:
Software license	374	2%	338	2%
Services	6,823	33%	6,398	36%
Total cost of revenues	7,197	35%	6,736	38%
Gross profit	13,470	65%	10,846	62%
Operating expenses:
Research and development costs, net	2,291	11%	1,892	11%
Selling and marketing expenses	6,083	29%	4,812	27%
General and administrative expenses	1,761	9%	1,424	8%
Total operating expenses	10,135	49%	8,128	46%
Operating income	3,335	16%	2,718	15%
Interest income (expense), net	(46)	0%	55	0%
Net income before taxes	$3,289	16%	$2,773	16%
Tax expense, net	690	3%	422	2%
Net income	$2,599	13%	$2,351	13%
Net earnings per ordinary share:
Basic	$0.08		$0.08
Diluted	$0.08		$0.07
Shares used in computing basic net income per share	30,873,416		30,366,473
Shares used in computing diluted net income per share	32,652,099		31,946,699

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited. In thousands, except share and per share amounts)

	Six Months Ended
	June 30, 2011		June 30, 2010
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$13,518	34%	$13,087	37%
Services	26,449	66%	21,978	63%
Total revenues	39,967	100%	35,065	100%
Cost of revenues:
Software license	1,031	3%	1,031	3%
Services	13,702	34%	12,224	35%
Total cost of revenues	14,733	37%	13,255	38%
Gross profit	25,234	63%	21,810	62%
Operating expenses:
Research and development costs, net	4,152	10%	3,739	11%
Selling and marketing expenses	11,595	29%	9,173	26%
General and administrative expenses	3,366	8%	2,980	8%
Total operating expenses	19,113	48%	15,892	45%
Operating income	6,121	15%	5,918	17%
Interest income (expense), net	(22)	0%	51	0%
Net income before taxes	$6,099	15%	$5,969	17%
Tax expense, net	1,252	3%	844	2%
Net income	$4,847	12%	$5,125	15%
Net earnings per ordinary share:
Basic	$0.16		$0.17
Diluted	$0.15		$0.16
Shares used in computing basic net income per share	30,767,584		30,314,900
Shares used in computing diluted net income per share	32,376,192		31,994,563

ClickSoftware Technologies Ltd. CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	June 30, 2011	December 31, 2010
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$21,438	$25,749
Short term deposits	24,830	16,747
Marketable securities	9,492	7,839
Trade receivables, net	16,461	14,255
Deferred taxes	1,470	2,220
Other receivables and prepaid expenses	2,656	2,431
Total current assets	76,347	69,241

LONG TERM ASSETS
Property and equipment, net	3,661	3,384
Long term deposits	653	620
Other receivables and prepaid expenses	311	364
Intangible assets, net	1,600	2,004
Goodwill	2,511	2,511
Severance pay funds	1,886	1,703
Total long term assets	10,622	10,586
Total Assets	$86,969	$79,827

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$12,328	$12,574
Dividend payable	7,541	-
Deferred revenues	10,274	7,957
Total current liabilities	30,143	20,531

LONG TERM LIABILITIES
Accrued severance pay	3,902	3,431
Deferred revenues	2,102	1,777
Total long term liabilities	6,004	5,208
Total liabilities	36,147	25,739

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	129	126
Additional paid-in capital	83,098	81,170
Accumulated deficit	(32,563)	(27,393)
Accumulated other comprehensive income	201	228
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	50,822	54,088
Total Liabilities and shareholders' equity	$86,969	$79,827

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited. In thousands)

	Six Months Ended
	June 30, 2011	June 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,847	$5,125
Adjustments to reconcile net income to
net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	690	618
Amortization of deferred compensation	712	662
Amortization of acquired intangible assets	404	398
Severance pay, net	288	85
(Gain) Loss on marketable securities	(43)	15
Other	10	(1)
Changes in operating assets and liabilities:
Increase in trade receivables	(2,206)	(198)
Decrease in deferred taxes	750	720
Increase in other receivables	(199)	(314)
Increase in accounts payable and accrued expenses	(246)	(614)
Increase in deferred revenues	2,642	1,503
Net cash provided by operating activities	$7,649	$7,999
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(976)	(1,018)
(Increase) Decrease in deposits	(8,116)	2,020
Investments in marketable securities	(4,743)	(5,266)
Proceeds from sale of marketable securities	3,133	1,057
Net cash used in investment activities	$(10,702)	$(3,207)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(2,476)	-
Employee options exercised	1,218	581
Net cash provided by (used in) financing activities	$(1,258)	$581
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,311)	5,373
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,749	15,594
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$21,438	$20,967

ClickSoftware Technologies Ltd.
SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	June 30, 2011		June 30, 2010
	$	% of Revenues	$	% of Revenues

GAAP Net income	$2,599	13%	$2,351	13%
Share-based compensation (1)	401		323
Amortization of intangible assets (2)	202		199
Deferred taxes	310		380
Non-GAAP Net income	$3,512	17%	$3,253	19%

GAAP Earnings per share (diluted)	$0.08		$0.07
Share-based compensation	0.01		0.01
Amortization of intangible assets	0.01		0.01
Deferred taxes	0.01		0.01
Non-GAAP Earnings per share (diluted)	$0.11		$0.10

(1) Share-based compensation:
Cost of services	58		43
Research and development costs, net	49		37
Selling and marketing expenses	110		85
General and administrative expenses	184		158
	$401		$323

(2) Amortization of intangible assets:
Cost of revenues	173		169
Research and development costs, net	29		30
	$202		$199

ClickSoftware Technologies Ltd.
SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(Unaudited. In thousands, except per share amounts)

	Six Months Ended
	June 30, 2011		June 30, 2010
	$	% of Revenues	$	% of Revenues

GAAP Net income	$4,847	12%	$5,125	15%
Share-based compensation (1)	712		662
Amortization of intangible assets (2)	404		398
Deferred taxes	750		720
Non-GAAP Net income	$6,713	17%	$6,905	20%

GAAP Earnings per share (diluted)	$0.15		$0.16
Share-based compensation	0.02		0.02
Amortization of intangible assets	0.01		0.01
Deferred taxes	0.03		0.03
Non-GAAP Earnings per share (diluted)	$0.21		$0.22

(1) Share-based compensation:
Cost of services	97		87
Research and development costs, net	83		73
Selling and marketing expenses	187		173
General and administrative expenses	345		329
	$712		$662

(2) Amortization of intangible assets:
Cost of revenues	345		338
Research and development costs, net	59		60
	$404		$398